Exhibit 99.1

November 20, 2013
QMM: NYSE MKT
QTA: TSX VENTURE
NR-13-15

Quaterra Announces Significant Increase Of Copper Resource And Grade At
The Yerington Copper Project, Nevada

Updated Independent Resource Estimate Expands Yerington Pit M&I contained copper by 26%
including an 11% increase in grade and a 14% increase in tons

VANCOUVER, B.C. -- Quaterra Resources Inc. (the Company) today announced that an updated independent resource estimate at the Company’s historic Yerington pit has increased the measured and indicated contained pounds of copper by approximately 26%, reflecting an 11% increase in grade and a 14% increase in tons. The study, completed by Quaterra’s wholly owned subsidiary Singatse Peak Services, LLC (SPS), increases the resource to 751M pounds of measured and indicated copper and 718M pounds of inferred copper.

“This increase in the Yerington pit resource is a very positive development for us and reinforces our commitment to focus on advancing our copper projects in the Yerington District,” says Quaterra President and CEO Steven Dischler. “The updated Yerington Pit resource, along with our nearby MacArthur project, provides opportunities to advance a significant oxide and sulfide copper mine in the Yerington District.”

Details of Yerington Pit Resource Estimate

Tetra Tech, Inc. of Golden, Colorado, has completed an updated Canadian National Instrument NI 43-101 compliant independent resource estimate for mineralization in and around the historic Yerington pit which supersedes its previous report completed in the first quarter 2012. The current Tetra Tech resource estimate is based upon 232 additional historic Anaconda drill holes unavailable when the previous report was completed. The current resource estimate now includes data from over 800 boreholes.

These additional holes were well distributed throughout the deposit and provided infill and extensional information to the previously used data, allowing upgrades in classification, improved grade estimation and a new resource definition.

A summary of measured, indicated and inferred resources is shown in the table at the end of this news release. At a copper cutoff grade of 0.12%, measured and indicated oxide resources increased 28% in tons, 37% in pounds of contained copper and 9% in grade. At a copper cutoff grade of 0.15%, sulfide measured and indicated resources increased 12% in tons, 25% in pounds of contained copper and 12% in grade. Inferred oxide and sulfide resources combined reflect similar increases (4% in tons, 10% in grade and 14% in pounds of contained copper) as shown in the attached table.

Because mineralization extends beyond the limit of drilling, the data clearly show the possibility exists to expand the resource, particularly below the pit and on its western end. Not only do numerous historic holes drilled by Anaconda bottom in mineralization, but drill hole intercepts along the western edge of the pit are some of the best in the database.

SPS has commissioned Tetra Tech to prepare a NI43-101-compliant Technical Report for the Yerington copper project. The Tetra Tech resource estimate for the project will be included with a description of the project history, geology, mineralization, sampling procedures, and laboratory Quality Assurance/Quality Control procedures. The NI43-101 Technical Report will be filed within 45 days of the date of this release, and will be available at www.sedar.com.

Based on benchmarking of the Yerington deposit to similar deposits, Tetra Tech has determined that reasonable base case cutoff grades for the leachable (oxide/chalcocite) SX/EW recoverable copper and for flotation recoverable primary sulfide resources are 0.12% and 0.15% total copper (TCu) respectively.

YERINGTION COPPER PROJECT RESOURCES USING SELECTIVE CUTOFF FOR OXIDE AND SULFIDE [1,2,3]
					% CHANGE FROM 2012
MEASURED	Cutoff	2013 ESTIMATE				ESTIMATE[4]
	%Cu	Tonsx1000	Grade	Lbsx1000	Tonsx1000	Grade	Lbsx1000
Oxide and Chalcocite Material	0.12	6,500	0.25	33,000	8%	10%	17%
Sulfide (Primary Material)	0.15	31,000	0.33	205,000	-3%	10%	8%
Combined	0.12,0.15	37,500	0.32	238,000	-1%	10%	9%
					% CHANGE FROM 2012
INDICATED	Cutoff	2013 ESTIMATE				ESTIMATE[4]
	%Cu	Tonsx1000	Grade	Lbsx1000	Tonsx1000	Grade	Lbsx1000
Oxide and Chalcocite Material	0.12	17,000	0.25	85,000	37%	9%	47%
Sulfide (Primary Material)	0.15	74,000	0.30	428,000	19%	15%	35%
Combined	0.12,0.15	90,000	0.29	513,000	22%	12%	37%
					% CHANGE FROM 2012
MEASURED + INDICATED	Cutoff	2013 ESTIMATE				ESTIMATE[4]
	%Cu	Tonsx1000	Grade	Lbsx1000	Tonsx1000	Grade	Lbsx1000
Oxide and Chalcocite Material	0.12	23,500	0.25	118,000	28%	9%	37%
Sulfide (Primary Material)	0.15	105,000	0.30	633,000	12%	12%	25%
Combined	0.12,0.15	128,000	0.29	751,000	14%	11%	26%

					% CHANGE FROM 2012
INFERRED	Cutoff	2013 ESTIMATE				ESTIMATE[4]
	%Cu	Tonsx1000	Grade	Lbsx1000	Tonsx1000	Grade	Lbsx1000
Oxide and Chalcocite Material	0.12	25,900	0.23	118,000	5%	14%	21%
Sulfide (Primary Material)	0.15	128,000	0.23	600,000	4%	11%	13%

Combined	0.12,0.15	154,000	0.23	718,000	4%	10%	14%

[1]	Independent qualified person, Dr. Rex Bryan, prepared and supervised the preparation of these mineral resources.
[2]	All estimated resources are shown using a 0.12% and 0.15% copper cutoff for oxide and sulfide respectively
[3]	Minor rounding errors may occur
[4]	NI 43-101 Technical Report, Feb. 17, 2012

This updated mineral resource estimate was completed on November 17, 2013 by Tetra Tech MM, Inc. of Golden, Colorado, pursuant to Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101"), and was completed by or under the supervision of Dr. Rex Bryan, SME Registered Member, an independent Qualified Person (as defined in NI 43-101), utilizing standard industry software and resource estimation methodology. Dr. Bryan has reviewed and approved the technical and scientific information contained in this press release. Previous technical reports contain extensive geologic and technical information related to the deposit for which the estimate is prepared. The last technical report was filed on SEDAR on February 17, 2012, and is entitled "NI 43-101 Technical Report Mineral Resource Yerington Copper Project Lyon County Nevada". This updated resource estimate incorporates the results of historical Anaconda assay intervals from 232 drill holes totaling 63,147 feet not previously available. These results are in addition to the results of drilling and assaying completed by Anaconda, and Singatse Peak Services (SPS) which were used in the previous Yerington Copper Project mineral resource estimate. The press release and full technical reports are available on Quaterra’s website (www.quaterra.com) and on SEDAR. A technical report for the updated mineral resource estimate will be filed on SEDAR within 45 days of this press release.

Qualified Persons

The Yerington Pit resource information provided in this release has been reviewed and approved by Dr. Rex Bryan of Tetra Tech. Dr. Bryan is an Independent Qualified Person within the meaning of NI 43-101.

This release was also reviewed by Steven Dischler, P.E., and Dr. Thomas Patton, both of whom are non-independent Qualified Persons within the meaning of NI 43-101.

About Quaterra Resources, Inc.

Quaterra Resources Inc. (NYSE-MKT: QMM; TSX-V: QTA) is a junior exploration and development company with a successful track record of making significant mineral discoveries in North America. The Company’s primary objective is the advancement of its flagship projects in the Yerington copper district, Nevada. The monetization of non-core assets is in progress to accelerate this effort.

On behalf of the Board of Directors,
“Steven Dischler”

Mr. Steven Dischler, President & CEO
Quaterra Resources Inc.
775-463-9600

Should you wish to receive news releases by fax please provide your contact details to Quaterra at 604-681-9059 (direct), 1-855-681-9059 (toll free) or email info@quaterra.com.

Disclosure notes:

The results of the Tetra Tech resource estimate have been reviewed by Quaterra technical staff. The Company believes that the Tetra Tech resource estimate for the MacArthur Copper Project was conducted in a professional and competent manner. Inferred resources are resources that have not been defined in sufficient detail to be characterized as Measured or Indicated resources. Mineral resources have not had economic considerations applied to them and are therefore not characterized as Reserves.

The mining terms "indicated resource" and "inferred resource" are used in this news release in accordance with Canadian regulations but are not recognized by the United States Securities and Exchange Commission. For clarification, the Company has no properties that contain "reserves" as defined by the SEC and is providing the forgoing, in part, in order to meet its requirements under National Instrument 43-101 adopted by the BC Securities Commission and the Canadian Securities Administrators.

Some statements contained in this news release are forward-looking statements within the safe harbor of the Private Securities Litigation Reform Act of 1995. These statements generally are identified by words such as the Company "believes", "expects", and similar language, or convey estimates and statements that describe the Company's future plans, objectives or goals. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. Further information regarding risks and uncertainties which may cause results to differ materially from those projected in forward-looking statements, are included in filings by the Company with securities regulatory authorities. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date thereof. The Company does not undertake to update any forward-looking statement that may be made from time to time except in accordance with applicable securities laws. References may be made in this press release to historic mineral resource estimates. None of these are NI 43-101 compliant and a qualified person has not done sufficient work to classify these historic estimates as a current mineral resource. They should not be relied upon and Quaterra does not treat them as current mineral resources.

The TSX Venture Exchange and the American Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management.